April 24, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
ENDRA Life Sciences Inc.

Registration Statement on Form S-1
File No. No. 333-271003

Acceleration Request
Requested Date:                      April 26 2023
Requested Time:                     4:30 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriter, hereby join in the request of ENDRA Life Sciences Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time (US), on April 26, 2023, or at such later time as the Company or its outside counsel, K&L Gates LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 450 copies of the Preliminary Prospectus dated April 18, 2023 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as underwriter, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting on behalf of itself and the several Underwriters

NEWBRIDGE SECURITIES CORPORATION

By:
/s/ Chad D. Champion
Name: Chad D. Champion
Title: Senior Managing Director